                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

For the fiscal year ended December 31, 2000

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934

For the transition period from ____________________ to _______________________

Commission File Number: 1-08734
Employer Identification Number: 22-3461740
Plan Number: 003


                  MERCK-MEDCO MANAGED CARE 401 (k) SAVINGS PLAN
          ____________________________________________________________
                           (Full title of the plan)


                                MERCK & CO., INC.
          ____________________________________________________________
          (Name of issuer of the securities held pursuant to the plan)


                                  P.O. Box 100
                   Whitehouse Station, New Jersey 08889-0100
          ____________________________________________________________
                     (address of principal executive office)

Merck-Medco Managed Care 401 (k) Savings Plan
Employer Identification Number: 22-3461740
Plan Number: 003



                                      INDEX

                                                                                             Page
                                                                                             ----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                        1
FINANCIAL STATEMENTS
         Statement of Net Assets Available for Benefits as of December 31, 2000 and 1999        2
         Statement of Changes in Net Assets Available for Benefits for the Year Ended
           December 31, 2000                                                                    3

NOTES TO FINANCIAL STATEMENTS                                                               4 - 8

SUPPLEMENTAL SCHEDULE
         H - Line 4i - Schedule of Assets Held for Investment Purposes as of
           December 31, 2000                                                                    9

SIGNATURE PAGE                                                                                 10

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                      11

                  Merck-Medco Managed Care 401(k) Savings Plan

              Financial Statements as of December 31, 2000 and 1999

                                  Together with

                    Report of Independent Public Accountants

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Employee Benefits Committee of
Merck-Medco Managed Care 401 (k) Savings Plan:


We have audited the accompanying statement of net assets available for benefits of the Merck-Medco Managed Care 401 (k) Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                                             ARTHUR ANDERSEN LLP



New York, New York
May 18, 2001

                MERCK-MEDCO MANAGED CARE 401 (k) SAVINGS PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                  December 31,
                                                      ------------------------------------
                                                          2000                    1999
                                                      ------------            ------------
Assets:
  Investments at market value                         $415,544,253            $316,782,812
                                                      ------------            ------------

  Receivables:
               Employer's contribution                   1,012,329                 594,338
               Participants' contributions               1,257,041               1,018,482
               Accrued dividends                           864,334                 827,251
                                                      ------------            ------------

                  Total receivables                      3,133,704               2,440,071
                                                      ------------            ------------

Net assets available for benefits                     $418,677,957            $319,222,883
                                                      ============            ============

    The accompanying notes are an integral part of this financial statement.

                  MERCK-MEDCO MANAGED CARE 401 (k) SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                                 Year Ended
                                                                              December 31, 2000
                                                                                -------------
  Additions to net assets attributed to:
             Investment income:
               Net appreciation in market value of investments                  $  49,306,346
               Interest                                                               679,484
               Dividends                                                           14,002,476
                                                                                -------------

                 Total investment income                                           63,988,306
                                                                                -------------

             Contributions to the Plan:
               By participants                                                     34,521,488
               By the employer                                                     14,442,018
                                                                                -------------

                 Total contributions                                               48,963,506
                                                                                -------------

                      Total additions                                             112,951,812
                                                                                -------------

Deductions from net assets attributed to:
             Benefits paid to participants                                        (19,359,098)
                                                                                -------------

Net reallocations among Plans                                                       5,862,360
                                                                                -------------

                      Total deductions and net reallocations among Plans          (13,496,738)
                                                                                -------------

                             Net increase                                          99,455,074

Net assets available for benefits:

                             Beginning of year                                    319,222,883
                                                                                -------------

                             End of year                                        $ 418,677,957
                                                                                =============

   The accompanying notes are an integral part of this financial statement.

                  MERCK-MEDCO MANAGED CARE 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


(1)      DESCRIPTION OF THE PLAN

         The following description of the Merck-Medco Managed Care 401(k) Savings Plan (the "Plan") provides only general information. More complete information regarding the Plan's provisions may be found in the Plan document.

         GENERAL

         Effective January 1, 1989, Medco Containment Services, Inc., which changed its name and corporate structure to Merck-Medco Managed Care, L.L.C. (the "Company"), effective January 1, 1997, established the Plan under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or defined arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is a defined contribution plan covering substantially all employees of the Company and certain subsidiaries, other than certain employees subject to collective bargaining agreements, who have completed one year of service and attained the age of twenty-one. Participation in the Plan is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         The Plan was amended as a result of the merger, effective November 18, 1993, by and between the Company and a subsidiary of Merck & Co., Inc. ("Merck"). The amendment provided participants with an option to invest all or part of their contributions in the common stock of Merck.

         Effective January 1, 1998, the Plan was amended to reflect various statutory changes and to provide participants the ability to direct the investment of Company matching contributions in any of the available investment options.

         The Plan is administered by the Employee Benefits Committee, which is appointed by the Board of Managers of the Company. All costs of administering the Plan are borne by the Company.

         CONTRIBUTIONS

         Each year, participants may contribute an amount up to 15% of base compensation, as defined by the Plan (up to 10% if a highly compensated employee as defined by the IRC) subject to certain limitations under the IRC. Participants direct the investment of their contributions into various investment options offered by the Plan, with a minimum investment of 1% in any investment medium. Fidelity Management Trust Company ("Fidelity") is the trustee of the Plan. As of December 31, 2000, the Plan offered 15 mutual funds and the Merck Common Stock Fund. Effective February 1, 2001, the Plan offers 22 investment options: 21 mutual funds and the Merck Common Stock Fund.

         The Company matches 100% of employee contributions for the first 3% of base compensation deferred and 50% of employee contributions for the next 3% deferred. Participants direct the investment of all Company matching contributions in any of the available investment options.

                  MERCK-MEDCO MANAGED CARE 401(k) SAVINGS PLAN
                 NOTES TO FINANCIAL STATEMENTS ---- (Continued)


         PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contribution and the Company's matching contribution and allocation of Plan earnings. Allocation is based on participants' account balances, as defined in the Plan document.

         VESTING

         Participants are vested immediately in their contributions plus actual earnings thereon. Participants with an employment commencement date before January 1, 1992 became 100% vested on January 1, 1999. Participants with an employment commencement date on or after January 1, 1992 become vested in Company contributions as follows:

                  Years of Service                         % Vested
                  ----------------                         --------
                  Less than 2 years                        0%
                  2 years but less than 3                  25%
                  3 years but less than 4                  50%
                  4 years but less than 5                  75%
                  5 years or more                          100%

         At December 31, 2000, forfeited nonvested accounts totaled $1,805,382. These accounts will be used to reduce future Company contributions.

         PARTICIPANT LOANS

         Participants may borrow from their account balances with interest charged at the prime rate plus 1%. Loan terms range from one to five years or up to thirty years for the purchase of a primary residence. The minimum loan is $1,000 and the maximum loan is the lesser of $50,000 less the highest outstanding loan balance during the one year period prior to the new loan application date, or 50% of the participant's vested account balance less any current outstanding loan balance.

         PAYMENT OF BENEFITS

         In-service and termination distributions are made throughout the year in accordance with applicable Plan provisions.

                  MERCK-MEDCO MANAGED CARE 401(k) SAVINGS PLAN
                 NOTES TO FINANCIAL STATEMENTS ---- (Continued)


(2)      SUMMARY OF ACCOUNTING POLICIES

         USE OF ESTIMATES

         The financial statements are prepared in conformity with accounting principles generally accepted in the United States and, accordingly, include amounts that are based on management's best estimates and judgments. Actual results could differ from these estimates.

         INVESTMENT VALUATION AND INCOME RECOGNITION

         The financial statements of the Plan have been prepared on the accrual basis of accounting. The investments of the Plan are stated at quoted market value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

         Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. The net appreciation (depreciation) in market value of investments is based on the beginning of the year market value or value at the time of purchase during the year and is included in the statement of changes in net assets available for benefits.

         RISKS AND UNCERTAINTIES

         The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

(3)      INVESTMENTS

         The following presents investments that represent 5 percent or more of the Plan's net assets as of year-end:

                                                                                                December 31,
                                                                                      --------------------------------
                                                                                          2000                1999
                                                                                      ------------        ------------
          Merck Common Stock Fund, 7,530,475 and 8,514,937 units, respectively        $240,646,254        $195,219,801

          T. Rowe Price Blue Chip Growth Fund, 1,495,699 and 1,317,333 units,
          respectively                                                                $ 50,629,405        $ 47,871,865

          Fidelity Retirement Money Market Fund, 31,516,490 and 17,498,784
          units, respectively                                                         $ 31,516,490        $ 17,498,784

                  MERCK-MEDCO MANAGED CARE 401(k) SAVINGS PLAN
                 NOTES TO FINANCIAL STATEMENTS ---- (Continued)


         During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $49,306,346 as follows:

          Mutual Funds                             $(20,365,561)
          Merck Common Stock Fund                    69,671,907
                                                   ------------
                                                   $ 49,306,346
                                                   ============

(4)      NONPARTICIPANT-DIRECTED INVESTMENTS

         The Plan does not have nonparticipant-directed investments.

(5)      RELATED-PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by Fidelity. Because Fidelity is the trustee, these transactions qualify as party-in-interest transactions.

         Merck & Co., Inc. is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Merck Common Stock Fund transactions qualify as party-in-interest transactions.

         All party-in-interest transactions are set forth on the attached schedule.

(6)      PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.

(7)      TAX STATUS

         The trust established under the Plan is qualified under the IRC as exempt from Federal income taxes and the Plan received a favorable determination letter from the Internal Revenue Service ("IRS") on June 26, 1992. Prior to December 31, 1994, the Plan was amended to meet certain requirements of the Tax Reform Act of 1986. The Plan was restated as of January 1, 1998. The Plan administrator and legal counsel are of the opinion that the Plan meets the IRS requirements and, therefore, the trust continues to be tax exempt. As a result, no provision for income taxes has been made. Prior to December 31, 2001, the Employee Benefits Committee intends to review the Plan and will amend it, if necessary, to meet certain requirements of recent tax code revisions.

(8)      PROHIBITED TRANSACTIONS

         There were no prohibited transactions during 2000.

                  MERCK-MEDCO MANAGED CARE 401(k) SAVINGS PLAN
                 NOTES TO FINANCIAL STATEMENTS ---- (Continued)


(9)      OTHER MATTERS:

         Net reallocations in 2000 of $5,862,360 primarily consist of $5,610,248 for employees who transferred into the Plan from ProVantage Health Services, Inc., which was acquired by the Company in June 2000. In addition, ($4,964) was transferred between the Plan and the Merck & Co., Inc. Employee Savings and Security Plan for the employees who were transferred to Merck during 2000. The remaining $257,076 relates to miscellaneous net transfers.

                                                                 Schedule H
                                                                 EIN: 22-3461740
                                                                 Plan No.: 003

                  MERCK-MEDCO MANAGED CARE 401 (k) SAVINGS PLAN
            LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            AS OF DECEMBER 31, 2000

      (b) Identity of Issue, Borrower,   (c) Description of Investment Including Maturity Date,
 (a)       Lessor or Similar Party        Rate of Interest, Collateral, Par or Maturity Value        (d) Cost      (e) Current Value
----  --------------------------------   ------------------------------------------------------    -------------   -----------------
  *   Merck & Co., Inc.                  Merck Common Stock Fund                                   $ 108,165,979    $ 240,646,254
                                           7,530,475 units
  *   Fidelity Investments               Fidelity Equity-Income Fund                                   2,554,732        2,548,360
                                           47,695 units
                                         Fidelity Growth & Income Portfolio                            7,236,616        6,813,484
                                           161,840 units
                                         Fidelity Retirement Money Market Fund                        31,516,490       31,516,490
                                           31,516,490 units
                                         Spartan U.S. Equity Index Fund                                7,582,560        7,568,795
                                           161,692 units
                                         Fidelity Low-Priced Stock Fund                                3,135,221        3,125,556
                                           135,188 units
      Putnam Investments                 The George Putnam Fund of Boston A                            1,457,656        1,452,785
                                           84,612 units
                                         Putnam Voyager Fund A                                        13,759,952       11,379,888
                                           488,407 units
      T. Rowe Price                      T. Rowe Price Blue Chip Growth Fund                          42,693,403       50,629,405
                                           1,495,699 units
                                         T. Rowe Price New Income Fund                                 8,002,341        7,813,004
                                           919,177 units
                                         T. Rowe Price Mid-Cap Growth Fund                             7,671,446        7,686,441
                                           193,175 units
                                         T. Rowe Price Dividend Growth Fund                            1,238,096        1,294,426
                                           59,160 units
      Franklin Templeton                 Franklin Small Cap Growth Fund A                             16,329,647       14,626,752
                                           371,898 units
                                         Templeton Developing Markets Trust A                          1,286,798        1,126,308
                                           106,356 units
      The Vanguard Group                 Vanguard U.S. Growth Portfolio                               18,811,219       13,530,002
                                           489,331 units
      The American Funds Group           EuroPacific Growth Fund                                       5,728,198        4,958,953
                                           158,180 units

                                        *Participants' Loan Account (with interest rates ranging
                                            from 7% to 10.5% and with maturities through 2030)         8,827,350        8,827,350
                                                                                                 ---------------    -------------

                                         Total                                                     $ 285,997,704    $ 415,544,253
                                                                                                 ===============    =============

       * Denotes a party-in-interest to the Plan.

                 The accompanying notes to financial statements
                     are an integral part of this schedule.

                                    SIGNATURE

       Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned member of the Employee Benefits Committee has duly caused this annual report to be signed on behalf of the Merck-Medco Managed Care 401 (k) Savings Plan by the undersigned thereunto duly authorized.



                                                MERCK-MEDCO MANAGED CARE, L.L.C.


                                                /s/ JoAnn Reed
                                                JoAnn Reed
                                                Senior Vice President, Finance




       June 22, 2001

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation by reference of our report dated May 18, 2001 included in the financial statements and exhibits required by Form 11-K Annual Report for the Merck-Medco Managed Care 401 (k) Savings Plan into the Company's previously filed Post Effective Amendment on Form S-8 to Registration Statement on Form S-4 (No. 33-50667). It should be noted that we have not audited any financial statements of the plan subsequent to December 31, 2000 or performed any audit procedures subsequent to the date of our report.




                                                             ARTHUR ANDERSEN LLP


New York, New York
June 22, 2001